Exhibit 99.2

. MMMMMMMMMMMM MMMMMMMMMMMMMMM C123456789 IMPORTANT ANNUAL MEETING INFORMATION 000004 000000000.000000 ext 000000000.000000 ext ENDORSEMENT_LINE SACKPACK 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext MR A SAMPLE Electronic Voting Instructions DESIGNATION (IF ANY) Available 24 hours a day, 7 days a week! ADD 1 ADD 2 Instead of mailing your proxy, you may choose one of the voting ADD 3 methods outlined below to vote your proxy. ADD 4 VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR. MMMMMMMMM ADD 5 Proxies submitted by the Internet must be received by ADD 6 1:00 a.m., Central Time, on June 4, 2018. Vote by Internet Go to www.investorvote.com/URGN Or scan the QR code with your smartphone Follow the steps outlined on the secure website Using a black ink pen, mark your votes with an X as shown in X this example. Please do not write outside the designated areas. Annual Shareholders Meeting Proxy Card 1234 5678 9012 345 qIF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q A Proposals – The Board of Directors recommends a vote FOR Proposals 1 – 3. For Against Abstain For Against Abstain 1A. 2. + 1B. 3. 1C. 1D. 1E. 1F. 1G. C 1234567890 J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MMMMMMM1UPX 3773001 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND + 02UBGB

Agenda

1A **RESOLVED**, that Mr. Arie Belldegrun be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.

1B **RESOLVED**, that Mr. Ron Bentsur be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.

1C **RESOLVED**, that Ms. Cynthia Butitta be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.

1D **RESOLVED**, that Mr. Fred Cohen be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.

1E **RESOLVED**, that Ms. Kathryn Falberg be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.

1F **RESOLVED**, that Mr. Stuart Holden be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.

1G **RESOLVED**, that Mr. Ran Nussbaum be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.

2 **RESOLVED**, to approve and ratify the reappointment of Kesselman & Kesselman, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of PricewaterhouseCoopers International Limited, as the Company's independent auditor for the year ending December 31, 2018 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine the annual compensation of such independent registered accounting firm.

3 **RESOLVED**, until the expiration of the Compensation Policy and subject to its terms and conditions, the Company shall grant (a) each non-employee director initially appointment or elected member of the board of directors an initial grant of 20,000 (twenty thousand) Ordinary Shares options, and (b) each director who continues to serve as a non-employee member of the board of directors following the respective annual shareholders meeting an annual grant of 10,000 (ten thousand) Ordinary Shares options.

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy — UroGen Pharma Ltd.

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Notice of 2018 Annual Meeting of Shareholders – June 4, 2018

Gary S. Titus or Mr. Stephen L. Mullennix is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Shareholders Meeting of Stockholders of UroGen Pharma Ltd. to be held on June 4, 2018 at 10:00 am ET at the offices of the Company at 499 Park Avenue, Suite 1200, New York, New York 10022-1240, U.S.A., in accordance with the following instructions: in my capacity as a shareholder of the Company, I have indicated below my consent or objection to the adoption of the proposed resolutions put to vote at such meeting, and I hereby instruct the proxy appointed above to vote all shares, as follows:

If not otherwise specified by the undersigned shareholder, the shares represented by this Proxy will be voted "FOR" for each of the resolutions described herein below.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Proposals 1 - 3.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

B Non-Voting Items

Change of Address — Please print your new address below.	**Comments** — Please print your comments below.	**Meeting Attendance** Mark the box to the right if you plan to attend the Extraordinary Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD. +